                                                               EXHIBIT 99.(A)(8)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated November 17, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf
  of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
                                       of
                              Benjamin Moore & Co.
                                       at
                              $37.82 Net Per Share
                                       by
                              B Acquisition, Inc.
                          a wholly owned subsidiary of
                            Berkshire Hathaway Inc.

     B Acquisition, Inc., a New Jersey corporation (the "Purchaser") and a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Parent"), is offering to purchase all of the issued and outstanding shares of Common Stock, par value $3.33 1/3 per share (the "Shares"), of Benjamin Moore & Co., a New Jersey corporation (the "Company"), for $37.82 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together, along with any amendments and supplements thereto, constitute the "Offer"). Shareholders who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser is offering to acquire all Shares as a first step in acquiring the entire equity interest in the Company. Following consummation of the Offer, Parent and Purchaser intend to effect the merger described below.

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
        CITY TIME, ON DECEMBER 15, 2000, UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 8, 2000, by and among the Company, Parent and Purchaser, pursuant to which, as soon as practicable after the completion of the Offer and satisfaction or waiver of all conditions to the Merger (as defined below), Purchaser will be merged with and into the Company and the Company will continue as the surviving corporation and will become a wholly owned subsidiary of Parent. The merger, as effected pursuant to the immediately preceding sentence, is referred to herein as the "Merger." At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held in the treasury of the Company and Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company) will be canceled and extinguished and converted into the right to receive the Offer Price in cash, payable to the holder thereof, without interest.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING
    THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND
  HAS UNANIMOUSLY RECOMMENDED THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER, APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY
                AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Simultaneously with entering into the Merger Agreement, Parent and Purchaser also entered into a Shareholders Agreement with all of the Company's directors and many of the trusts for which they serve as trustees, pursuant to which the directors and the trusts (a) agreed to tender in the Offer all Shares owned by them (which equal approximately 17.8% of the Shares outstanding on a fully diluted basis), (b) granted Parent and Purchaser an option, exercisable under certain circumstances, to purchase all Shares owned by them at the price per share paid in the Offer, and (c) agreed to vote their Shares in favor of the Merger Agreement and the Merger and against any Acquisition Proposal or Superior Proposal (as defined in the Shareholders Agreement).

     The Offer is conditioned upon, among other things, there being validly tendered, and not withdrawn prior to the Expiration Date (as defined below), that number of Shares which (together with any Shares owned by Parent, Purchaser or their affiliates) constitutes two-thirds of the Shares outstanding on a fully diluted basis on the date Shares are accepted for payment. As used herein "fully diluted basis" means the number of Shares outstanding, together with the Shares which the Company may be required to issue pursuant to options or obligations outstanding and which do not terminate upon consummation of the Offer under any employee stock or similar benefit plan or otherwise, whether or not vested or exercisable. As of November 8, 2000, there were 26,469,381 Shares and 1,288,906 options for Shares issued and outstanding. Purchaser will not be required to accept for payment or pay for any tendered Shares until the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Competition Act (Canada), R.S. 1985, c.C-34, as amended. The Offer is also subject to other terms and conditions described in Section 14 of the Offer to Purchase.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when Purchaser gives oral or written notice to EquiServe Trust Company, N.A. (the "Depositary") of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purposes of receiving payments from Purchaser and transmitting such payments to the tendering shareholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase), if available, with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof ), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase)), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for or Book-Entry Confirmations with respect to the Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by Purchaser for the tendered Shares, regardless of any extension of the Offer or any delay in making such payment. Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date, and unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 15, 2001, as described in Section 4 of the Offer to Purchase.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on the particular certificates to be withdrawn must be submitted to the Depositary, and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

     The term "Expiration Date" means 12:00 Midnight, New York City time, on December 15, 2000, unless and until Purchaser, in accordance with the terms of the Merger Agreement, extends the period for which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date on which the Offer, as so extended, expires.

     All questions as to the form and validity (including, without limitation, time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding. None of Parent, Purchaser, the Depositary, Georgeson Shareholder Communications Inc. (the "Information Agent"), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

     Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open and to delay acceptance for payment of, and payment for, any Shares, including as a result of the occurrence of any of the events specified in
Section 14 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares.

     Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Purchaser may, subject to certain conditions, include a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). Rule 14d-11 provides, among other things, that in order to provide a Subsequent Offering Period, Purchaser must accept and promptly pay for all Shares tendered during the Offer, and Purchaser must accept and promptly pay for Shares as they are tendered in the Subsequent Offering Period. Shareholders will not have withdrawal rights during a Subsequent Offering Period. Purchaser does not currently intend to provide a Subsequent Offering Period, although it reserves the right to do so in its sole discretion. If Purchaser elects to provide a Subsequent Offering Period, it will publicly announce its decision in a manner reasonably calculated to inform shareholders sufficiently in advance of the Expiration Date.

     The receipt by a shareholder of cash for Shares pursuant to the Offer and the Merger will be a taxable transaction for United States federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign tax laws. All shareholders are urged to consult with their own tax advisors as to the particular tax consequences to them of the Offer and the Merger.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has agreed to provide Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares, will be furnished (for subsequent transmittal to beneficial owners of Shares) to the brokers, dealers, commercial banks, trust companies and others whose names, or the names of whose nominees, appear on these lists and may be mailed directly to beneficial owners.

     The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

     Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and any other tender offer documents may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished at Purchaser's expense. Purchaser will not pay fees to any broker or dealer or other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                                  GEORGESON
                                  SHAREHOLDER
                              COMMUNICATIONS INC.

                          17 State Street, 10th Floor
                           New York, New York 10004
                Banks and Brokers call collect: (212) 440-9800
                   All others call toll-free: (800) 223-2064


November 17, 2000